Filed pursuant to Rule 433

Registration Statement No. 333-220694

Relating to Preliminary Prospectus Supplement dated January 21, 2020

Republic of Colombia

Final Term Sheet

U.S. $1,542,968,000 3.000% Global Bonds due 2030

Issuer:	Republic of Colombia (“Republic”)
Transaction:	3.000% Global Bonds due 2030 (“2030 Global Bonds”)
Expected Issue Ratings*:	Baa2 / BBB-/ BBB (Moody’s, stable / S&P, stable / Fitch, negative)
Format:	SEC Registered
Principal Amount:	U.S. $1,542,968,000
Pricing Date:	January 21, 2020
Settlement Date:	January 30, 2020 (T+7)
Make-Whole Call:	Prior to October 30, 2029 at a discount rate of Treasury Yield plus 20 basis points

Par Call:	On and after October 30, 2029 (three months before the maturity date) redeemable at 100.000%
Maturity Date:	January 30, 2030
Interest Payment Dates:	January 30 and July 30 of each year, commencing July 30, 2020, to the holders of record on January 15 and July 15 preceding each payment date
Benchmark Treasury:	1.750% UST due November 15, 2029
Benchmark Treasury Price and Yield:	99-24 and 1.778%
Spread to Benchmark Treasury:	+135 bps
Yield to Maturity:	3.128%
Coupon:	3.000%
Price to Public:	98.908% not including accrued interest
Gross Proceeds (before underwriting discount and expenses) to Issuer:	U.S. $1,526,118,789 plus accrued interest, if any, from January 30, 2020
Day Count:	30/360
Denominations:	U.S. $200,000 and increments of U.S. $1,000 in excess thereof
Listing and Trading:	Application will be made to list the 2030 Global Bonds on the official list of the Luxembourg Stock Exchange and to trade on the Euro MTF Market.
Joint Book-Running Managers:	BBVA Securities Inc. Goldman Sachs & Co. LLC Scotia Capital (USA) Inc.
Preliminary Prospectus Supplement:	https://www.sec.gov/Archives/edgar/data/917142/000119312520010642/d874002d424b3.htm
Clearing:	DTC and its participants, including the depositaries for Euroclear Bank S.A./N.V. as operator of the Euroclear System plc, and Clearstream Banking, société anonyme.
CUSIP/ISIN:	195325 DR3/US195325DR36

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction, revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Web site of the Securities and Exchange Commission at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BBVA Securities Inc. toll-free at +1 (800) 422-8692, Goldman Sachs & Co. LLC toll-free at +1-866-471-2526 or Scotia Capital (USA) Inc. toll-free at +1-800-372-3930.

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